Exhibit 35.2

Servicer Compliance Statement of Deere Credit Services, Inc.

I, Steven N. Owenson, Senior Vice President and Finance Director of Deere Credit Services, Inc., state:

A review of Deere Credit Services, Inc.’s activities for the period from November 1, 2021 through October 30, 2022 (the “Reporting Period”) and of Deere Credit Services, Inc.’s performance under the Sale and Servicing Agreement dated as of July 22, 2020 among John Deere Capital Corporation, John Deere Receivables LLC and John Deere Owner Trust 2020-B has been made under my supervision, and to the best of my knowledge based on such review, Deere Credit Services, Inc. has fulfilled all its obligations under all relevant agreements in all material respects throughout the Reporting Period.

Date: January 9, 2023	Deere Credit Services, Inc.

	By:	/s/ Steven N. Owenson
Steven N. Owenson
Senior Vice President and Finance Director